

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-5375

Pulse Engineering, Inc. 401(k) Plan
12220 World Trade Drive
San Diego, CA 92128
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

Pulse Electronics Corporation
1210 Northbrook Drive, Suite 470
Trevose, PA 19053
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


KPMG

PULSE ENGINEERING, INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

PULSE ENGINEERING, INC. 401(k) PLAN

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Plan Benefits, December 31, 2010 and 2009	2
Statements of Changes in Net Assets Available for Plan Benefits, Years ended December 31, 2010 and 2009	3
Notes to Financial Statements	4
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Compensation Committee of the Board of Directors
Pulse Electronics Corporation
Pulse Engineering, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pulse Engineering, Inc. 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Philadelphia, PA
June 27, 2011

PULSE ENGINEERING, INC. 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009
Receivables:		
Employer contributions	$ 21,282	—
Employee contributions	41,620	31,771
Notes receivable from participants	436,125	473,999
Other receivables	17,792	—
Total receivables	516,819	505,770
Investments, at fair value:		
Fidelity funds:		
Emerging Markets Fund	1,723,846	1,382,272
Retirement Money Market Portfolio	4,458,234	3,776,418
Export and Multinational Fund	1,663,522	1,505,740
Freedom 2000 Fund	182,311	60,322
Freedom 2005 Fund	9,832	8,893
Freedom 2010 Fund	1,449,353	925,569
Freedom 2015 Fund	505,634	305,437
Freedom 2020 Fund	1,092,165	502,037
Freedom 2025 Fund	748,225	572,182
Freedom 2030 Fund	1,257,669	557,707
Freedom 2035 Fund	195,266	143,810
Freedom 2040 Fund	516,609	231,186
Freedom 2045 Fund	48,516	17,306
Freedom 2050 Fund	14,249	3,230
Freedom Income Fund	129,528	74,597
Growth Company Fund	6,013,193	5,374,557
Overseas Fund	971,695	1,000,309
Low-Priced Stock Fund	3,884,327	1,911,429
Spartan Total Market Index Fund	1,985,875	1,849,914
Large Cap Value Fund	729,569	246,040
Blue Chip Growth Fund	1,094,533	—
Diversified International Fund	644,021	—
Spartan 500 Index Fund	787,842	—
Vanguard Small Cap Index Fund	1,359,275	418,984
Vanguard Total Bond Market	2,594,254	2,504,325
American Funds Fundamental Investors Fund Class R5	3,602,283	2,690,373
T. Rowe Price Equity Income Fund	32,205	—
Pulse Electronics Corporation Common Stock	1,353,072	630,189
Total investments	39,047,103	26,692,826
Net assets available for plan benefits	$ 39,563,922	27,198,596

See accompanying notes to financial statements.

PULSE ENGINEERING, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:		
Contributions:		
Employer	$ 266,550	197,911
Employee	1,068,250	979,894
Rollover	97,598	770,363
Transfers in	9,377,897	—
Total contributions	10,810,295	1,948,168
Investment income:		
Interest and dividends	365,161	389,886
Net appreciation in fair market value of investments	3,267,740	5,745,347
Total investment income	3,632,901	6,135,233
Interest on notes receivable from participants	21,721	27,246
Total additions	14,464,917	8,110,647
Deductions from net assets attributed to:		
Benefits paid to participants	2,090,805	2,732,800
Administrative expenses	8,786	14,822
Total deductions	2,099,591	2,747,622
Net increase in net assets available for plan benefits	12,365,326	5,363,025
Net assets available for plan benefits:		
Beginning of year	27,198,596	21,835,571
End of year	$ 39,563,922	27,198,596

See accompanying notes to financial statements.

PULSE ENGINEERING, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1) Description of Plan

The following description of the Pulse Engineering, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering certain domestic full-time and part-time employees of Pulse Electronics Corporation (the Company), except for those employees covered by certain collective bargaining agreements, residents of Puerto Rico, nonresident aliens with no income from a U.S. source, and leased employees. Employees are eligible to participate in the Plan on the first day of the month following the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2009, the employees of Sonion Inc. became eligible to participate in the Plan as a result of the Company's acquisition of Sonion Inc. Effective February 1, 2009, employee deferrals into the Sonion Inc. 401(k) plan were no longer permitted. Transfers from the Sonion Inc. 401(k) plan into the Plan are classified as rollover contributions in the statement of changes in net assets.

Effective December 31, 2010, the Technitrol Inc. 401(k) Retirement Savings Plan (the Technitrol Plan) was frozen and merged into the Plan and participants in the Technitrol Plan became eligible to participate in the Plan. Transfers from the Technitrol Plan into the Plan are classified as transfers in the statement of changes in net assets.

(b) Contributions

Participants may contribute up to 60 percent (60%) of their annual wages excluding stock option income, restricted stock income and related payments, employee stock purchase plan income, sick pay, severance, reimbursements or other expense allowances, fringe benefits, moving expenses, and deferred compensation and welfare benefits and including salary reduction contributions made to the Company sponsored cafeteria plan. The IRS imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 2010 and 2009, a participant's tax-deferred contribution was limited to $16,500. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 catch up contribution, resulting in a total annual pre-tax contribution of $22,000 for 2010 and 2009. The Company, at its sole discretion, may contribute a matching amount up to 100 percent (100%) of an employee's contribution up to a maximum of 6 percent (6%) of the participant's qualified annual wages. The participants must direct how their contributions are to be invested.

In addition, participants in the former Technitrol Plan are entitled to receive special transition benefits in the form of additional employer contributions. The additional employer contributions are calculated as a percentage of an employee's compensation, ranging from 1% to 6% depending on an employee's age and years of service. The additional contributions are contributed on a quarterly basis for five years or through the calendar quarter prior to any separation of employment from the Company (if earlier) following the transfer.

(Continued)

(c) ***Participant Accounts***

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contribution, (b) the appreciation or depreciation in the fair market value of investments, (c) the income or losses on investments, and (d) administrative expenses for the third party recordkeeper. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts. At December 31, 2010 and 2009, there were no participant accounts for which participants have been terminated but have not received their requested payout.

(d) ***Vesting***

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company matching contributions made to the Plan are immediately fully vested.

(e) ***Participant Loans***

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent (50%) of a participant's account balance, reduced by the participant's highest outstanding loan balance during the prior twelve-month period. Loan terms range from one through five years or up to ten years for the purchase of a primary residence. Interest rates are determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid at least quarterly by payroll deductions. A participant may have only one loan outstanding at a time. Participant loans are valued at amortized cost, which approximates fair value.

(f) ***Distributions Due to Death***

The full amount of a participant's account balance will be payable to their beneficiary upon death. If the participant is married, the spouse will automatically be named the beneficiary unless the surviving spouse consents to naming a nonspouse beneficiary. If the participant has no surviving spouse and did not name another beneficiary, the account balance will be paid to the participant's estate.

(g) ***Distributions Due to Disability***

If disabled, participants are eligible to receive the full amount of their account balance, only if they are employed by the Company on the date they become disabled. Participants are considered eligible for distributions should they meet all requirements under the Company's Long-Term Disability Plan.

(h) ***Distributions Due to Retirement***

Participants may receive the full amount of their account balance upon retirement. Normal retirement under the Plan occurs when age 65 is attained. Should participants continue to work beyond 65, they may continue participating in the Plan. However, participants must begin to receive a minimum required distribution no later than April 1 following the year in which they attain age 70 ½, even if the participant is still working.

(Continued)

(i) Distributions Due to Termination

Upon termination of service for any reason other than retirement, disability, or death, participants may request a lump sum distribution of their vested account balance. Should a participant's account balance exceed $1,000, the participant may elect a lump sum distribution, rollover the balance to another qualified plan or Individual Retirement Account, or have the account balance remain in the Plan, or a combination of these choices.

(j) Plan Administration

Separated employees pay an annual recordkeeping fee if they choose to maintain their account with the Plan. Loan processing fees are paid by the participants. All other administrative costs of the Plan are paid by the Company.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in those net assets.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Investment Valuation

The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year-end. The Plan uses NAV as a practical expedient for fair value. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accrued when earned.

(e) Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures about Fair Value Measurements* (Topic 820). This standard requires additional disclosure about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosure about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 measurements. As this newly issued accounting standard only requires enhanced disclosure, the adoption of this standard did not have a material effect on the Plan's financial position or changes in net assets available for plan benefits. In addition, effective for interim and annual periods beginning after December 15, 2010, this standard will require additional disclosure and require an entity to present disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than as one net amount.

In September 2010, the FASB issued ASU No. 2010-25, *Plan Accounting – Defined Contribution Pension Plans* (ASU 962), relating to reporting loans to participants by defined contribution pension plans. This standard requires that participant loans be classified as notes receivables from participants, which are segregated from plan investments and measured at the unpaid principal balance plus any accrued but unpaid interest. This standard must be applied retrospectively to all prior periods presented and was effective for fiscal years ending after December 15, 2010. The adoption of this standard did not have a material effect on the Plan's financial position or changes in net assets available for plan benefits.

(3) Investments

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 820, *Fair Value Measurement and Disclosures*, (ASC 820), financial assets and liabilities measured at fair value on a recurring basis have been categorized into a three-level fair value hierarchy based on inputs used for valuation, which are categorized as follows:

Level 1 – Financial assets and liabilities whose values are based on quoted prices for identical assets or liabilities in an active public market.

Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets that are not active or a valuation using model inputs that are observable for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumptions and judgments when pricing the asset or liability.

The following table presents the fair value hierarchy for those financial assets measured at fair value on a recurring basis as of December 31, 2010:

	Quoted prices in active identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Diversified emerging markets funds	$ 1,723,846	—	—
Foreign large blend funds	1,615,716	—	—
Intermediate term bond funds	2,594,254	—	—
Large blend funds	6,376,000	—	—
Large growth funds	8,771,248	—	—
Large value funds	761,774	—	—
Mid-cap blend funds	3,884,327	—	—
Money market funds	4,458,234	—	—
Retirement income funds	129,528	—	—
Small blend funds	1,359,275	—	—
Target date funds	6,019,829	—	—
Total mutual funds	37,694,031	—	—
Pulse Electronics Corporation common stock	1,353,072	—	—
	$ 39,047,103	—	—

(Continued)

PULSE ENGINEERING, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following table presents the fair value hierarchy for those financial assets measured at fair value on a recurring basis as of December 31, 2009:

	Quoted prices in active identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Diversified emerging markets funds	$ 1,382,272	—	—
Foreign large blend funds	1,000,309	—	—
Intermediate term bond funds	2,504,325	—	—
Large blend funds	4,540,287	—	—
Large growth funds	6,880,297	—	—
Large value funds	246,040	—	—
Mid-cap blend funds	1,911,429	—	—
Money market funds	3,776,418	—	—
Retirement income funds	74,597	—	—
Small blend funds	418,984	—	—
Target date funds	3,327,679	—	—
Total mutual funds	26,062,637	—	—
Pulse Electronics Corporation Common Stock	630,189	—	—
	$ 26,692,826	—	—

At December 31, 2010 and 2009, the following investments comprised 5% or more of the Plan's net assets available for plan benefits:

	Current value	
	2010	2009
Fidelity Retirement Money Market Portfolio	$ 4,458,234	3,776,418
Fidelity Export and Multinational Fund*	1,663,522	1,505,740
Fidelity Growth Company Fund	6,013,193	5,374,557
Fidelity Emerging Markets Fund*	1,723,846	1,382,272
Fidelity Low-Priced Stock Fund	3,884,327	1,911,429
Fidelity Spartan Total Market Index Fund	1,985,875	1,849,914
Vanguard Total Bond Market	2,594,254	2,504,325
American Funds Fundamental Investors Fund Class R5	3,602,283	2,690,373

* Investment comprised 5% or more of Plan's net assets as of December 31, 2009 only.

During 2010 and 2009, the Plan's investments appreciated by $3,267,740 and $5,745,347, respectively, as follows:

		2010	2009
Mutual funds	$	3,065,185	5,364,298
Pulse Electronics Corporation Common Stock		202,555	381,049
	$	3,267,740	5,745,347

The fair value of Pulse Electronics Corporation Common Stock in the Plan at December 31, 2010 and 2009 was $1,353,072 and $630,189, respectively, representing 254,182 shares at December 31, 2010 and 143,693 shares at December 31, 2009.

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Participants may elect to invest in Pulse Electronics Corporation common stock which also qualifies as a party-in-interest transaction and may not invest more than 15% of a current contribution in Pulse Electronics Corporation common stock.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6) Tax Status

The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

(8) Differences between Financial Statements and Form 5500

The following reconciles the IRS Form 5500 to the financial statements at December 31, 2010 for the net assets available for plan benefits and contributions:

Net assets available for plan benefits per IRS Form 5500	$	39,501,020
Contribution receivable, including interest due on notes receivable from participants		62,902
Net assets available for plan benefits per financial statements	$	39,563,922
Contributions per IRS Form 5500	$	10,779,164
Change in total contribution receivable		31,131
Total contributions per financial statements	$	10,810,295

(9) Subsequent Event

On January 1, 2011, the Plan name was changed from Pulse Engineering, Inc. 401(k) Plan to Pulse Electronics Corporation 401(k) Plan.

PULSE ENGINEERING, INC. 401(k) PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Investment	Description		Current value
Fidelity Emerging Markets Fund*	Mutual Fund	$	1,723,846
Fidelity Retirement Money Market Portfolio*	Mutual Fund		4,458,234
Fidelity Export and Multinational Fund*	Mutual Fund		1,663,522
Fidelity Freedom 2000 Fund*	Mutual Fund		182,311
Fidelity Freedom 2005 Fund*	Mutual Fund		9,832
Fidelity Freedom 2010 Fund*	Mutual Fund		1,449,353
Fidelity Freedom 2015 Fund*	Mutual Fund		505,634
Fidelity Freedom 2020 Fund*	Mutual Fund		1,092,165
Fidelity Freedom 2025 Fund*	Mutual Fund		748,225
Fidelity Freedom 2030 Fund*	Mutual Fund		1,257,669
Fidelity Freedom 2035 Fund*	Mutual Fund		195,266
Fidelity Freedom 2040 Fund*	Mutual Fund		516,609
Fidelity Freedom 2045 Fund*	Mutual Fund		48,516
Fidelity Freedom 2050 Fund*	Mutual Fund		14,249
Fidelity Freedom Income Fund*	Mutual Fund		129,528
Fidelity Growth Company Fund*	Mutual Fund		6,013,193
Fidelity Overseas Fund*	Mutual Fund		971,695
Fidelity Low-Priced Stock Fund*	Mutual Fund		3,884,327
Fidelity Spartan Total Market Index Fund*	Mutual Fund		1,985,875
Fidelity Large Cap Value Fund*	Mutual Fund		729,569
Fidelity Blue Chip Growth Fund*	Mutual Fund		1,094,533
Fidelity Spartan 500 Index Fund*	Mutual Fund		787,842
Fidelity Diversified International Fund*	Mutual Fund		644,021
Vanguard Small Cap Index Fund	Mutual Fund		1,359,275
Vanguard Total Bond Market	Mutual Fund		2,594,254
American Funds Fundamental Investors Fund Class R5	Mutual Fund		3,602,283
T. Rowe Price Equity Income Fund	Mutual Fund		32,205
Pulse Electronics Corporation Common Stock*	Common Stock, 254,182 Shares		1,353,072
Total investments		$	39,047,103
Notes receivable from participants	Interest rates from 5% to 10.5%, various maturities	$	436,125

* Fidelity Management Trust Company and Pulse Electronics Corporation are related parties of the Plan and are considered party-in-interest transactions.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pulse Engineering, Inc. 401(k) Plan
(Name of Plan)



Date: June 24, 2011

Drew A. Moyer
Senior Vice President and Chief Financial Officer Pulse Electronics Corporation

EXHIBIT INDEX

DOCUMENT

23. Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Compensation Committee of the Board of Directors of Pulse Electronics Corporation Pulse Engineering, Inc. 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-94073) on Form S-8 of Pulse Electronics Corporation of our report dated June 27, 2011 with respect to the statements of net assets available for plan benefits of the Pulse Engineering, Inc. 401(k) Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 which report appears in the December 31, 2010 annual report on Form 11-K of the Pulse Engineering, Inc. 401(k) Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 27, 2011